UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2022
Commission File Number 1-10928
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INTERTAPE POLYMER GROUP INC.
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9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 11, 2022	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

INTERTAPE POLYMER GROUP INC.
TO:    Autorité des marchés financiers
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Financial and Consumer Services Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Department of Government Services, Newfoundland and Labrador

RE:    Report of Voting Results pursuant to section 11.3 of National Instrument 51‑102 -
    Continuous Disclosure Obligations (“NI 51‑102”)
Following the annual and special meeting of shareholders of Intertape Polymer Group Inc. (the “Corporation”) held on May 11, 2022, and in accordance with section 11.3 of NI 51‑102, we hereby advise you of the following voting results obtained at the meeting.
Reference is made to the Corporation’s management proxy circular dated April 1, 2022 (the “Circular”) for more information on the matters voted upon at the Meeting. Shareholders holding 48,397,482 of the Corporation’s common shares were represented at the Meeting virtually, in person or by proxy, representing 81.64% of the issued and outstanding common shares as of the record date on March 25, 2022.

1.Approval of the Arrangement Resolution

The special resolution provided in Schedule A of the Circular was adopted on a vote by (a) at least 66 2/3% of the votes cast by the shareholders present or represented by proxy and (b) at least 50% of the votes cast by all shareholders, other than the Chief Executive Officer of the Corporation, for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, present or represented by proxy.

The votes cast on this resolution were as follows:

All shareholders

Votes for 47,329,182 shares (99.95%)         Votes against 21,788 shares (0.05%)

All shareholders (other than interested shareholders)

Votes for 46,595,235 shares (99.95%)         Votes against 21,788 shares (0.05%)

2.Election of Directors

According to proxies received and a vote taken by poll at the meeting, the following individuals were elected as directors of the Corporation until the next annual meeting of shareholders, with the following results:

Name of Nominee	Votes for	%	Votes Withheld	%
Chris R. Cawston	45,620,275	96.34	1,730,695	3.66
Jane Craighead	45,220,834	95.50	2,130,136	4.50
Frank Di Tomaso	45,593,109	96.29	1,757,861	3.71
Robert J. Foster	45,445,080	95.97	1,905,890	4.03
Dahra Granovsky	45,856,892	96.84	1,494,078	3.16
James Pantelidis	36,878,246	77.88	10,472,724	22.12
Jorge N. Quintas	45,423,671	95.93	1,927,299	4.07
Mary Pat Salomone	45,798,087	96.72	1,552,883	3.28
Gregory A. C. Yull	45,620,727	96.35	1,730,243	3.65
Melbourne F. Yull	45,628,611	96.36	1,722,359	3.64

3.Appointment of Auditor

Raymond Chabot Grant Thornton LLP, Chartered Professional Accountants, was appointed as auditor of the Corporation according to proxies received and a vote taken by poll at the meeting.

4.“Say on Pay” Vote

A resolution in the form annexed as Schedule F to the Circular accepting, in an advisory, non-binding capacity, the Corporation’s approach to executive compensation disclosed under “Executive Compensation – Compensation Discussion and Analysis” in the Circular on a vote taken by poll at the meeting.

Proxies received by the Corporation prior to the meeting and taken by poll at the meeting were voted as follows:
Votes for    46,386,352 shares (97.9%)         Votes against    964,618 shares (2.1%)

5.Rights Plan Vote

A resolution in the form annexed as Schedule G to the Circular accepting the continuation of the Rights Plan, for an additional three-year period.

Proxies received by the Corporation prior to the meeting and taken by poll at the meeting were voted as follows:

Votes for    45,494,870 shares (96.1%)         Votes against    1,856,100 shares (3.9%)

Signed the 11th day of May 2022.
INTERTAPE POLYMER GROUP INC.

per:    /s/ Randi Booth
Randi Booth, Senior Vice President,
General Counsel & Corporate Secretary